SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended June 30, 1996, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ________________ to ______________________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA














                              THE PROCTER & GAMBLE
                            PROFIT SHARING TRUST AND
                            EMPLOYEE STOCK OWNERSHIP
                                      PLAN


                    Financial Statements for the Years Ended
                     June 30, 1996 and 1995 and Supplemental
                   Schedules for the Year Ended June 30, 1996
                        and Independent Auditors' Report

















THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------
                                                                       PAGE

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits, June 30, 1996 and
  1995

 Statements of Changes in Net Assets Available for Benefits for the
  Years Ended June 30, 1996 and 1995

 Notes to Financial Statements for the Years Ended June 30, 1996 and
  1995


SUPPLEMENTAL SCHEDULES:

 Assets Held for Investment, Item 27a of Form 5500, June 30, 1996

 Reportable Transactions, Item 27d of Form 5500, for the Year Ended
  June 30, 1996


SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required:

 Assets Acquired and Disposed Within the Plan Year

 Party-In-Interest Transactions

 Obligations In Default

 Leases In Default









Deloitte & Touche LLP
---------------------
                Logo

                       ---------------------------------------------------
                       250 East Fifth Street     Telephone: (513) 784-7100
                       P.O. Box 5340
                       Cincinnati, Ohio 45201-5340


INDEPENDENT AUDITORS' REPORT

The Policy Committee of The Procter & Gamble Profit Sharing Trust and Employee
 Stock Ownership Plan and The Trustees of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan
(Plan) as of June 30, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1996 financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
------------------------------
Deloitte & Touche LLP
August 27, 1996


----------------
Deloitte Touche
Tohmatsu
International
----------------






THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
JUNE 30, 1996 AND 1995
-------------------------------------------------------------------------------------------------------------------------

                                                                                1996                       1995

INVESTMENTS, AT FAIR VALUE:
 Short-term investments, plus accrued interest                                  $    83,737,641            $   88,380,316
 Money market and bond funds                                                         72,928,751                60,254,276
 The Procter & Gamble Company common stock -
  68,724,786 shares (cost, $2,034,232,861) at June 30, 1996;
  74,509,806 shares (cost, $2,045,084,651) at June 30, 1995;                      6,228,183,731             5,355,394,513
 The Procter & Gamble Company ESOP Convertible
  Class A Preferred Stock:
   Series A - 32,281,484 shares (cost, $887,743,005) at June 30,
    1996; 33,217,629 shares (cost $913,487,034) at June 30, 1995;                 2,925,509,488             2,387,517,084
   Series B - 19,102,420 shares (cost $997,910,639) at June 30,
    1996; 19,142,418 shares (cost, $1,000,000,000)
    at June 30, 1995                                                              1,731,156,813             1,375,861,294
 Deferred annuities                                                                 124,704,573               145,743,057
 Loans to participants                                                               60,008,227                62,194,640
                                                                                ---------------            --------------
       Total investments                                                         11,226,229,224             9,475,345,180
                                                                                ---------------            --------------

ACCOUNTS RECEIVABLE:
 Contributions from The Procter & Gamble Company                                     55,374,034                93,272,906
 Dividends receivable (preferred stock)                                              12,358,000                12,459,561
                                                                                ---------------            --------------
       Total accounts receivable                                                     67,732,034               105,732,467
                                                                                ---------------            --------------
       Total assets                                                              11,293,961,258             9,581,077,647
                                                                                ---------------            --------------

LIABILITIES:
 Interest payable on notes and debentures                                            64,898,573                67,129,607
 Notes payable (Series A Preferred Stock)                                           675,938,329               733,772,665
 Debentures (Series B Preferred Stock)                                            1,000,000,000             1,000,000,000
                                                                                ---------------            --------------
       Total liabilities                                                          1,740,836,902             1,800,902,272
                                                                                ---------------            --------------


NET ASSETS AVAILABLE FOR BENEFITS                                               $ 9,553,124,356            $7,780,175,375
                                                                                ===============            ==============


The accompanying notes are an integral part of these statements.



THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 1996 AND 1995
----------------------------------------------------------------------------------------------------


                                                                                1996                  1995

ADDITIONS:
 Investment income:
  Net appreciation in fair value of investments                                 $2,322,663,295        $2,429,770,440
  Dividends                                                                        261,399,548           257,962,417
  Interest on investments                                                           20,632,035            25,111,506
  Interest on loans to participants                                                  4,878,056             4,416,876
                                                                                --------------        --------------
     Investment income                                                           2,609,572,934         2,717,261,239
 Contributions by The Procter & Gamble Company
  (Net of forfeitures of $507,739 in 1996 and
  $1,346,050 in 1995)                                                              119,424,034           155,335,906
                                                                                --------------        --------------
     Total additions, net                                                        2,728,996,968         2,872,597,145
                                                                                --------------        --------------

DEDUCTIONS:
 Distributions to participants:
  The Procter & Gamble Company common stock -
   7,031,426 shares (cost, $192,490,376) in 1996;
   10,105,531 shares (cost, $259,149,667) in 1995                                 (573,629,592)         (634,989,401)
  Cash                                                                            (224,252,475)         (262,054,480)
  Money bond funds                                                                  (1,503,861)           (7,703,646)
  Deferred annuities                                                                  (139,810)             (371,355)
 Interest expense                                                                 (153,106,015)         (157,515,601)
                                                                                --------------        --------------
     Total deductions                                                             (952,631,753)       (1,062,634,483)
                                                                                --------------        --------------

TRANSFERS TO OTHER TRUSTS - Transfer to
 The Procter & Gamble Retiree Benefit Trust                                         (3,416,234)
                                                                                --------------        --------------

NET INCREASE IN NET ASSETS                                                       1,772,948,981         1,809,962,662

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                               7,780,175,375         5,970,212,713
                                                                                --------------        --------------

 End of year                                                                    $9,553,124,356        $7,780,175,375
                                                                                ==============        ==============


The accompanying notes are an integral part of these statements.



THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 1996 AND 1995
---------------------------------------------------------------------------

1.       PLAN DESCRIPTION

         GENERAL - The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (PST or Plan) is a defined contribution plan covering substantially all domestic employees of The Procter & Gamble Company and certain of its subsidiaries (Company). The Plan is comprised of three trusts - the Long-Term Incentive Trust (LIT), the Retirement Distribution Trust (RDT) and the Employee Stock Ownership Trust (ESOT). These financial statements relate to the LIT, the RDT, and the ESOT. The Plan is funded through contributions by the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan document should be referred to for the complete text of the Plan agreement.

         The ESOT was established by resolution of the Board of Directors of the Company on January 10, 1989. During March 1989, the ESOT borrowed $1,000,000,000 (see Note 8) and, with the proceeds from such borrowings, purchased 9,090,909 shares of The Procter & Gamble Company Series A ESOP Convertible Class A Preferred Stock (Series A Preferred Stock) (see Note 5). The number of shares initially issued increased to 36,363,636 as a result of the two-for-one stock splits effective October 20, 1989 and May 15, 1992. These shares are utilized to fund a portion of the Company's annual profit sharing contribution to the Plan.

         In May 1990 the Company's Board of Directors authorized an amendment to the Plan to establish a separate account in accordance with Section 401(h) of the Internal Revenue Code to fund a portion of the Company's postretirement obligation for retired Plan participants satisfying certain requirements specified in the Plan agreement. This amendment became effective July 1, 1990. During November 1990, the ESOT borrowed $1,000,000,000 (see Note 9) and with the proceeds from such borrowings, purchased 9,571,209 shares of The Procter & Gamble Company Series B ESOP Convertible Class A Preferred Stock (Series B Preferred Stock) (see Note 6). The number of outstanding shares increased to 19,142,418 as a result of the two-for-one stock split effective May 15, 1992. In June 1993 these shares were exchanged for an equal number of shares with identical terms, except for amended restrictions on transfer (see
         Note 6). These shares are only available to fund postretirement benefits and may not be used for profit sharing purposes.

         At June 30, 1996 and 1995, the net assets available to the ESOT to satisfy a portion of the postretirement benefits were $731,750,642 and $375,785,856, respectively. The related postretirement obligations are not a component of this Plan's obligations but are included in the financial statements of a separate health and welfare plan sponsored by the Company.



The balances in the investments and liabilities held in the ESOT related
Series A and B Preferred Stock are summarized as follows for the years ended
June 30, 1996 and 1995.



                                                                      June 30, 1996
                                                  ----------------------------------------------------
                                                     SERIES A           SERIES B           TOTAL

Short-term investments, plus accrued interest     $   16,443,897     $   40,062,829     $   56,506,726
Series A Preferred Stock                           2,925,509,488                         2,925,509,488
Series B Preferred Stock                                              1,731,156,813      1,731,156,813
                                                  --------------     --------------     --------------
     Total investments                             2,941,953,385      1,771,219,642      4,713,173,027
Dividends receivable                                   5,027,000          7,331,000         12,358,000
                                                  --------------     --------------     --------------
     Total assets                                  2,946,980,385      1,778,550,642      4,725,531,027
                                                  --------------     --------------     --------------

Interest payable on notes and debentures             (18,098,573)       (46,800,000)       (64,898,573)
Notes payable (Series A Preferred Stock)            (675,938,329)                         (675,938,329)
Debentures (Series B Preferred Stock)                                (1,000,000,000)    (1,000,000,000)
                                                  --------------     --------------     --------------
     Total liabilities                              (694,036,902)    (1,046,800,000)    (1,740,836,902)
                                                  --------------     --------------     --------------

ESOT net assets available for benefits            $2,252,943,483     $  731,750,642     $2,984,694,125
                                                  ==============     ==============     ==============


                                                                      June 30, 1995
                                                  ---------------------------------------------------
                                                     SERIES A           SERIES B           TOTAL

Short-term investments, plus accrued interest     $   17,489,777     $   39,438,001     $   56,927,778
Series A Preferred Stock                           2,387,517,084                         2,387,517,084
Series B Preferred Stock                                              1,375,861,294      1,375,861,294
                                                  --------------     --------------     --------------
     Total investments                             2,405,006,861      1,415,299,295      3,820,306,156
Dividends receivable                                   5,173,000          7,286,561         12,459,561
                                                  --------------     --------------     --------------
     Total assets                                  2,410,179,861      1,422,585,856      3,832,765,717
                                                  --------------     --------------     --------------

Interest payable on notes and debentures             (20,329,607)       (46,800,000)       (67,129,607)
Notes payable (Series A Preferred Stock)            (733,772,665)                         (733,772,665)
Debentures (Series B Preferred Stock)                                (1,000,000,000)    (1,000,000,000)
                                                  --------------     --------------     --------------
     Total liabilities                              (754,102,272)    (1,046,800,000)    (1,800,902,272)
                                                  --------------     --------------     --------------

ESOT net assets available for benefits            $1,656,077,589     $  375,785,856     $2,031,863,445
                                                  ==============     ==============     ==============



The activity in the investments and activity held in the ESOT related to Series
A and B Preferred Stock are summarized as follows for the years ended June 30, 1996 and 1995.

                                                            SERIES A            SERIES B          TOTAL

ESOT net assets for benefits at June 30, 1994            $1,044,522,564      $ 21,535,090      $1,066,057,654
Net appreciation in fair value of investments               624,058,417       354,059,295         978,117,712
Interest on investments and dividends                        68,850,328        79,878,471         148,728,799
Contributions by The Procter & Gamble Company                48,150,000        13,913,000          62,063,000
Interest expense                                            (63,915,601)      (93,600,000)       (157,515,601)
Distributions to participants - cash                           (342,838)                             (342,838)
Net transfers among trusts                                  (65,245,281)                          (65,245,281)
                                                         --------------      ------------      --------------
ESOT net assets available for benefits June 30, 1995      1,656,077,589       375,785,856       2,031,863,445
Net appreciation in fair value of investments               614,960,783       359,488,100         974,448,883
Interest on investments and dividends                        66,918,930        79,812,920         146,731,850
Contributions by The Procter & Gamble Company                50,370,000        13,680,000          64,050,000
Interest expense                                            (59,506,015)      (93,600,000)       (153,106,015)
Distributions to participants - cash                           (363,438)                             (363,438)
Net transfers among trusts                                  (75,514,366)       (3,416,234)        (78,930,600)
                                                         --------------      ------------      --------------

ESOT net assets available for benefits June 30, 1996     $2,252,943,483      $731,750,642      $2,984,694,125
                                                         ==============      ============      ==============



         PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with the allocation of Company contributions (see
         Note 10) and Plan earnings. All such participant accounts are maintained in the RDT and LIT. Allocations are based on participant base earnings and credit service years. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

         Vested participants may allocate the portion of the annual contribution received in cash between the money market and bond funds and common stock of the Company. In addition, certain participants retain investments in group deferred annuities; however, contributions and transfers to this fund are no longer permitted. Common stock dividends received by vested participants may be held or liquidated at the participant's discretion with the proceeds used to purchase investments in the money market and money bond funds. Participants receive dividends on common stock held in cash.

         COMMON STOCK FUND - A fund investing in shares of Company common stock.

         DEFERRED ANNUITIES FUND - A fund investing in guaranteed investment contracts (Contracts) with Aetna Capital Management, Inc., The Prudential Asset Management Company, Metropolitan Life Insurance Company and Travelers Insurance. These Contracts bear interest at rates ranging from 8.08% to 9.95% with various maturity dates from September 30, 1995 through December 31, 1999.

         MONEY MARKET FUND AND MONEY BOND FUND AND SHORT-TERM INVESTMENTS - Funds investing in commercial paper, short-term U.S. Government securities and various short-term bank funds.



The activity and balances in the investment funds held in the RDT and LIT are summarized as follows for the years ended June 30, 1996 and 1995

                                                                                                Money Market Fund
                                            Common                              Deferred         Money Bond Fund
                                             Stock              Loan            Annuities           Short-term
                                             Fund               Fund            Fund               Investments           Total

RDT and LIT investment balances at
 June 30, 1994                           $4,381,495,198      $59,912,330      $199,367,770      $123,888,445        $4,764,663,743
Investment income                         1,562,408,756        4,416,876        15,461,746         8,127,349         1,590,414,727
Contributions by The Procter &
 Gamble Company                              (2,788,876)       2,788,877                         139,491,316           139,491,317
Distributions to participants              (634,989,401)      (4,923,443)         (371,355)     (264,491,845)         (904,776,044)
Net interfund transfers                     (15,976,445)                       (68,715,104)       84,691,549
Net transfers between trusts                 65,245,281                                                                 65,245,281
                                         --------------      -----------      ------------      ------------        --------------
RDT and LIT investment balances
 at June 30, 1995                         5,355,394,513       62,194,640       145,743,057        91,706,814         5,655,039,024
Investment income                         1,464,342,092        4,878,056        11,660,160         7,511,893         1,488,392,201
Contributions by The Procter &
 Gamble Company                               1,921,661       (1,921,661)                         93,272,906            93,272,906
Distributions to participants              (573,629,592)      (5,142,808)         (139,810)     (220,250,090)         (799,162,300)
Net interfund transfers                     (98,775,543)                       (32,558,834)      131,334,377
Net transfers between trusts                 78,930,600                                           (3,416,234)           75,514,366
                                         --------------      -----------      ------------      ------------        --------------

RDT and LIT investment balances
 at June 30, 1996                        $6,228,183,731      $60,008,227      $124,704,573      $100,159,666        $6,513,056,197
                                         ==============      ===========      ============      ============        ==============



         VESTING - Vesting in participant accounts is based on years of service. A participant is fully vested after five years of service.

         PAYMENTS OF BENEFITS - On termination of service, a vested participant may elect to receive (1) all cash, securities and annuities in his or her account, or (2) an annuity purchased for the value of his or her account. In addition to the above alternatives, a retiring vested participant may also elect to receive annual distribution of cash and securities in his or her account on a pro-rata basis not to exceed the lesser of 15 years or the participant's life expectancy.

         PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

         LOAN PROVISION - The Plan allows participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan agreement. Loans are repayable through payroll deductions of principal and interest over a maximum term of 54 months (114 months if the loan is to purchase a primary residence).

         FORFEITURES - Participants who terminate service prior to vesting forfeit their account balance. The Company applies forfeited amounts against the annual contribution.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The financial statements are prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. Fair value of the Company's common stock is determined by composite trading prices on the New York Stock Exchange. The Company's common stock, included in the Plan's statements of net assets, is recorded at $90.625 and $71.875 per share as of June 30, 1996 and 1995, respectively. Fair value of Series A and Series B Preferred Stock is determined as the greater of the approximate fair value of the Company's common stock as defined in the Plan agreement or $27.50 (Series A) and $52.24 (Series B) per share (see Notes 5 and 6). The Series A and Series B Preferred Stock, included in the Plan's statement of net assets, is recorded at $90.625 and $71.875 per share as of June 30, 1996 and 1995, respectively. Deferred annuities are recorded at contract value, which approximates fair value, except for certain individual deferred annuities (see Note 7) recorded at cost as the insurance companies are unable to provide fair values. Other investments are valued at cost which approximates fair value. Loans to participants are valued at the unpaid principal balance. The cost of securities sold, transferred or distributed is determined by the weighted average cost of securities allocated to the participant's account.

         EXPENSES OF THE PLAN - All administrative expenses of the Plan are paid by the Company.

3.       INCOME TAX STATUS

         The Company has received a determination letter from the Internal Revenue Service (IRS) stating that the Plan, as amended, is a qualified employer's trust under Sections 401(a), 401(h) and 409 of the Internal Revenue Code and, as such, is exempt from federal income taxes under
         Section 501(a). The Plan participants are not taxed on the income and contributions made to their accounts, pursuant to the provisions of
         Section 402(a) of the Internal Revenue Code, until such time as the participant or the participant's beneficiary receives distributions from the Plan.

4.       PARTY-IN-INTEREST INVESTMENTS AND TRANSACTIONS

         The Company is a party-in-interest, as defined by ERISA. There were no prohibited party-in-interest investments or transactions during the years ended June 30, 1996 and 1995.

5.       SERIES A PREFERRED STOCK

         CONVERSION, DISTRIBUTION AND LIQUIDATION RIGHTS - The Series A Preferred Stock is convertible by the holder (Plan trustee) at the rate of one share of the Company's common stock for each share of Series A Preferred Stock subject to the conditions described herein. Additionally, in order to make a distribution to a participant, the Series A Preferred Stock can be "put" to the Company at its liquidation value plus accrued dividends. Hence, upon distribution, participants will receive $27.50 per Series A Preferred Share, or one share of the Company's common stock, whichever has a higher value. All participants must receive distributions of cash or common stock must upon termination. RDT participants age 55 to 59 may also elect to convert up to 25% of their Series A Preferred Shares to alternative investments which are held by the RDT. This conversion option increases to 50% at age 60. The fair value of the Company's common stock as of June 30, 1996 and 1995 was $90.625 and $71.875, respectively, per share. During 1996 and 1995, respectively, 936,145 and 1,051,719 Series A Preferred Shares were converted into common shares and the former preferred shares were retired.

         ELIGIBILITY - All participants are eligible for allocation of Series A Preferred Stock.

         DIVIDEND RIGHTS - Annual dividends of $2.03 per share are paid quarterly at $0.5075 per share. In the event that dividends have not been paid when due, payment or declaration of dividends on securities subordinated to the Series A Preferred Stock generally is not permitted.

         CALL PROVISIONS - The Series A Preferred Stock was generally noncallable for a period of five years ending March 3, 1994. It may be called at certain premium amounts as described in the Company's amended articles of incorporation.

         VOTING RIGHTS - Each share is entitled to a number of votes equal to the number of shares of the Company's common stock into which it is convertible.

         RESTRICTIONS ON TRANSFER - The ESOT or another employee benefit plan of the Company are the only permissible holders of the Series A Preferred Stock. Upon transfer to any other holder, shares automatically convert to shares of the Company's common stock.

         ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS - Shares of the Series A Preferred Stock are released for allocation to participant accounts in accordance with the Plan agreement as the borrowings are repaid (see
         Note 8). In 1996 and 1995, 2,424,242 Series A Preferred Shares valued at $220,662,619 and $172,807,081, respectively, were released for allocation to participant accounts of which $199,615,223 and $155,259,509, respectively, was used to fund a portion of the annual profit sharing contribution. At June 30, 1996 and 1995, respectively, 19,393,942 and 21,818,184 Series A Preferred Shares were unallocated.

6.       SERIES B PREFERRED STOCK

         CONVERSION, DISTRIBUTION AND LIQUIDATION RIGHTS - The Series B Preferred Stock is convertible at any time by the holder (Plan trustee) at the rate of one share of the Company's common stock for each share of Series B Preferred Stock. Additionally, in order to make a distribution to a participant for retiree medical expenses, the Series B Preferred Stock can be "put" to the Company at its liquidation price plus accrued dividends. Hence, upon distribution, participants will receive $52.24 per Series B Preferred Share, or one share of the Company's common stock, whichever has a higher value. The fair value of the Company's common stock as of June 30, 1996 and 1995 was $90.625 and $71.875, respectively, per shares. During 1996, 39,998 shares of Series B Preferred Stock were converted to common stock and the former preferred shares were retired for retiree medical expenses. The proceeds from the conversion of shares were transferred to The Procter & Gamble Retiree Benefit Trust to fund postretirement benefits. In 1995, there were no conversions of Series B Preferred Stock for retiree medical expenses.

         ELIGIBILITY - Active participants who are eligible to retire from the Company and all participants who have retired under the terms of the PST are eligible for allocation of Series B Preferred Stock.

         DIVIDEND RIGHTS - Annual dividends of $4.12 per share are paid quarterly at $1.03 per share. In the event that dividends have not been paid when due, payment or declaration of dividends on securities subordinated to the Series B Preferred Stock generally is not permitted.

         CALL PROVISIONS - The Series B Preferred Stock is generally noncallable for a period of five years ending November 27, 1995 and, after that time, may be called at certain premium amounts as described in the Company's amended articles of incorporation.

         VOTING RIGHTS - Each share is entitled to a number of votes equal to the number of shares of the Company's common stock into which it is convertible.

         RESTRICTIONS ON TRANSFER - Effective June 29, 1993, all shares of the Series B Preferred Stock were exchanged for an equal number of shares of Series B Preferred Stock with amended restrictions on transfer. Terms were amended to lift the transfer restrictions and to provide the Company with the right of first refusal on the purchase of Series B Preferred Stock. In prior years, the ESOT or another employee benefit plan of the Company were the only permissible holders of the Series B Preferred Stock. Upon transfer to any other holder, shares automatically converted to shares of the Company's common stock.

         ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS - Shares of the Series B Preferred Stock will be released for straight line allocation to participant retiree health care fund accounts in accordance with the Plan agreement as interest and/or principal are paid (see Note 9). In 1996 and 1995, 543,296 Series B Preferred shares valued at $49,058,057 and $38,415,591, respectively, were released for allocation to participant accounts. At June 30, 1996 and 1995, respectively, 16,385,192 and 16,928,488 Series B Preferred shares were unallocated.

7.       DEFERRED ANNUITIES

         Deferred annuities are recorded at contract value, which approximates fair value, except for certain individual deferred annuities recorded at cost as the insurance companies are unable to provide fair values. Deferred annuities owned by the Plan at June 30 are comprised of the following:


                                                             1996                   1995

         Group deferred annuities (at contract value)        $124,588,522             $145,487,196
         Individual deferred annuities (at cost)                  116,051                  255,861
                                                             ------------             ------------
         Total                                               $124,704,573             $145,743,057
                                                             ============             ============


8.       NOTES PAYABLE


         Notes payable consist of the following at June 30:

         INTEREST
           RATES           SERIES           MATURITY DATE                            1996                      1995


         8.08%             Series F         September 3, 1994
         8.08%             Series F         March 3, 1995
         8.12%             Series G         September 3, 1995                                             $ 28,341,829
         8.12%             Series G         March 3, 1996                                                   29,492,507
         8.14%             Series H         September 3, 1996                   $ 30,689,903                30,689,903
         8.14%             Series H         March 3, 1997                         31,938,982                31,938,982
         8.17%             Series I         September 3, 1997                     33,238,898                33,238,898
         8.17%             Series I         March 3, 1998                         34,596,707                34,596,707
         8.17%             Series J         September 3, 1998                     36,009,983                36,009,983
         8.17%             Series J         March 3, 1999                         37,480,991                37,480,991
         8.33%             Series K         September 3, 1999                     39,012,089                39,012,089
         8.33%             Series K         March 3, 2000                         40,636,943                40,636,943
         8.33%             Series K         September 3, 2000                     42,329,471                42,329,471
         8.33%             Series K         March 3, 2001                         44,092,494                44,092,494
         8.33%             Series K         September 3, 2001                     45,928,946                45,928,946
         8.33%             Series K         March 3, 2002                         47,841,887                47,841,887
         8.33%             Series K         September 3, 2002                     49,834,501                49,834,501
         8.33%             Series K         March 3, 2003                         51,910,108                51,910,108
         8.33%             Series K         September 3, 2003                     54,072,164                54,072,164
         8.33%             Series K         March 3, 2004                         56,324,262                56,324,262
                                                                                ------------              ------------
         Total                                                                  $675,938,329              $733,772,665
                                                                                ============              ============


         These notes are guaranteed by the Company. Repayment of principal and interest is to be funded through annual contributions by the Company and dividends received on the Series A Preferred Stock. Interest on the notes is payable semiannually on September 3 and March 3.

9.       DEBENTURES

         The debentures bear interest at a rate of 9.36% and are due on January 1, 2021. Mandatory sinking fund payments are required beginning July 1, 2006 and are payable semiannually thereafter. Interest is payable semiannually on July 1 and January 1. The debentures are guaranteed by the Company. Repayment of principal and interest is to be funded through annual contributions by the Company and dividends received on the Series B Preferred Stock.

10.      COMPANY CONTRIBUTION

         Annual credits to participants' accounts are based on individual base salary and years of service. The total credited to all accounts does not exceed 15% of total salaries and wages of Plan participants or reduce consolidated net profit for such Plan year below $30 million, both as defined in the Plan agreement. The Company's contribution is reduced by the value of Series A Preferred Shares released and available for allocation to ESOT participant accounts in accordance with terms specified in the Plan agreement (see Note 5). The Company also funds a portion of principal and interest payments on the notes payable and debentures through contributions to the ESOT (see Notes 8 and 9).

         Company contributions to the Plan for the years ended June 30 are as follows:

                                                       1996              1995

         Contribution for Annual Fund Credit        $ 55,374,034      $ 93,272,906
         Contribution for debt service                64,050,000        62,063,000
                                                    ------------      ------------

         Total                                      $119,424,034      $155,335,906
                                                    ============      ============


11.      INVESTMENTS

         The Plan's investments (at fair value) consist of the following at June 30. Investments that represent five percent or more of the Plan's net assets are separately identified.

                                                            1996                    1995

         Common stock:
          The Procter & Gamble Company -
           68,724,786 shares at June 30, 1996;
           74,509,806 shares at June 30, 1995           $ 6,228,183,731         $5,355,394,513
         Preferred stocks:
          The Procter & Gamble Company ESOP
           Convertible Class A:
           Series A - 32,281,484 shares at
            June 30, 1996; 33,217,629 shares
            at June 30, 1995                              2,925,509,488          2,387,517,084
           Series B - 19,102,420 shares at
            June 30, 1996; 19,142,418 shares
            at June 30, 1995                              1,731,156,813          1,375,861,294
         Deferred annuities                                 124,704,573            145,743,057
         Short-term investments
          plus accrued interest                              83,737,641             88,380,316
         Money market and bond funds                         72,928,751             60,254,276
         Loans to participants                               60,008,227             62,194,640
                                                         ---------------        --------------
         Total                                           $11,226,229,224        $9,475,345,180
                                                         ===============        ==============


12.      SUBSEQUENT EVENTS

         The Plan began paying quarterly dividends earned on the shares of PST common stock within a participant's account directly to the participant commencing on July 1, 1996 (automatic dividends). The amount of automatic dividends paid to a participant is subject to IRS limitations. A portion of a participant's pre-tax compensation is deferred and contributed to their PST account to offset the automatic dividends (automatic salary contribution). All automatic salary contributions to the PST will be invested in Company common stock, unless otherwise directed by the participant. The participant is fully vested in the automatic salary contribution balance in their PST account regardless of years of service. In addition, a participant may choose to receive some or all of the quarterly dividends earned on the shares of PST common stock within their account in cash.

         Also effective on July 1, 1996, the Plan merged the LIT and RDT into one trust - the Retirement Trust. The Plan still maintains the separate trust for the ESOT. Also, retired or terminated employees may maintain their accounts within the PST until reaching the federal mandatory distribution age (70 1/2).

                                 * * * * * *



THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

ASSETS HELD FOR INVESTMENT
ITEM 27a of FORM 5500
JUNE 30, 1996
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                         FAIR
IDENTITY OF ISSUE                                    DESCRIPTION OF INVESTMENT                        COST               VALUE

SHORT-TERM INVESTMENTS:
 Wachovia Bank                            Authorized Demand Notes, 5.4%                         $    9,603,820     $    9,603,820
 AT&T/Lucent Technologies Inc.            Promissory Note, Zero Coupon, due September 3, 1996          245,000            245,000
 AT&T Company                             Promissory Note, Zero Coupon, due July 1, 1996             5,042,000          5,042,000
 Sheffield Receivable Corporation         Promissory Note, Zero Coupon, due July 1, 1996             5,980,000          5,980,000
 Sigma Finance Inc.                       Promissory Note, Zero Coupon, due July 1, 1996            13,791,000         13,791,000
 Kingdom of Sweden                        Promissory Note, Zero Coupon, due July 1, 1996            15,000,000         15,000,000
 West Baton Rouge Parish LA Industrial
   District 3 Revenue                     Promissory Note, 5.44%, due September 3, 1996             16,370,000         16,370,000
 U.S. Treasury Bills                      Due March 6, 1997                                          2,889,780          2,889,780
 U.S. Treasury Bills                      Due April 3, 1997                                          2,876,790          2,876,790
 U.S. Treasury Bills                      Due May 1, 1997                                            2,863,140          2,863,140
 U.S. Treasury Bills                      Due May 29, 1996                                           2,850,090          2,850,090
 Commercial Paper (Various companies)     Interest rates ranging from 4.83% to 5.36%, dated
                                           November 20, 1995 through June 21, 1996, due
                                           July 1, 1996 through August 23, 1996                      6,226,021          6,226,021
                                                                                                --------------     --------------
Total short-term investments                                                                    $   83,737,641     $   83,737,641
                                                                                                ==============     ==============

THE PROCTER & GAMBLE CO.                  COMMON STOCK, NO PAR VALUE                            $2,034,232,861     $6,228,183,731
                                                                                                ==============     ==============
THE PROCTER & GAMBLE CO.                  SERIES A ESOP CONVERTIBLE CLASS A
                                           PREFERRED STOCK, NO PAR VALUE                        $  887,743,005     $2,925,509,488
                                                                                                ==============     ==============

THE PROCTER & GAMBLE CO.                  SERIES B ESOP CONVERTIBLE CLASS A
                                           PREFERRED STOCK, NO PAR VALUE                        $  997,910,639     $1,731,156,813
                                                                                                ==============     ==============

VARIOUS INSURANCE COMPANIES               Deferred Annuities                                    $  124,704,573     $  124,704,573
                                                                                                ==============     ==============

MONEY MARKET AND BOND FUNDS:
 Wachovia Bank                            Money Market Fund                                     $   60,543,000     $   60,543,000
 JP Morgan                                Money Bond Fund                                            9,726,372          9,726,372
 Merrill Lynch                            Government Series Bond Fund                                2,659,379          2,659,379
                                                                                                --------------     --------------
                                                                                                $   72,928,751     $   72,928,751
Total money market and bond funds                                                               ==============     ==============

LOANS TO PARTICIPANTS                     Various participants, interest rates ranging
                                           from 6.5% to 11%, various maturities
                                           through January 31, 2006                             $            -     $   60,008,227
                                                                                                ==============     ==============



THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

REPORTABLE TRANSACTIONS
ITEM 27d OF FORM 5500
FOR THE YEAR ENDED JUNE 30, 1996
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                COST OF               NET
DESCRIPTION OF ASSET                      PURCHASES (A)                  SALES                   SALES             GAIN (LOSS)

SINGLE TRANSACTIONS:
  None

SERIES TRANSACTIONS (B):
  Wachovia Bank Diversified
    Trust Fund                            $471,937,296   (148)      $468,248,907   (126)      $468,248,907             0

NOTES:

(A) The market value of all assets acquired at the time of acquisition is equal to the purchase price.
(B) The numbers in parentheses represent the number of transactions.



PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                                   The Procter & Gamble Profit Sharing
                                   Trust and Employee Stock Ownership Plan



                                   /s/J. G. LEONE
Date:  December 12, 1996           ---------------------------------------
                                   J. G. Leone
                                   Member, Policy Committee



                                EXHIBIT INDEX


Exhibit No.                                            Page No.

    23         Consent of Deloitte & Touche